EXHIBIT 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 October 2019 for use in the group's Share Saving Plan have on 18 October 2019 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 9,500,427 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act